Daniel I. Goldberg, Esq. Direct Phone: +1 212 549 0380 Email: dgoldberg@ReedSmith.com	599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

April 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela Howell

Re:	Signal Genetics LLC Amendment No. 1 to Registration Statement on Form S-1 Filed on March 19, 2014 (Registration No. 333-194668) CIK No. 0001590750

Dear Ms. Howell:

On behalf of our client, Signal Genetics LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 25, 2014 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “S-1 Amendment”).

Set forth below in bold are the comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment from the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the S-1 Amendment in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the S-1 Amendment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the S-1 Amendment.

Risk Factors, Page 12

1.	We note your revised disclosure in response to comment 2 of our letter dated March 4, 2014, indicating that you have elected to avail yourselves of the extended transition period for adopting new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please include a separate risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include similar disclosures about the delay in adoption of new or revised accounting standards in your significant accounting policies footnotes and in your critical accounting policy disclosures in MD&A.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦ KAZAKHSTAN

Securities and Exchange Commission
April 9, 2014

The Company acknowledges the Staff’s comment and has included an additional risk factor on Page 43 of the S-1 Amendment which provides a discussion of the extended transition period to adopt new or revised accounting standards which is available to emerging growth companies under the JOBS Act, the Company’s election to rely on such exemption and the risk that, as a result of such election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates. We have also included similar disclosure on Page 57 of the S-1 Amendment in the “Recent Accounting Pronouncements” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our “Summary of Significant Accounting Policies” footnote on Page F-11 of the S-1 Amendment.

Use of Proceeds, Page 45

2.	The use of proceeds section refers to $1 million borrowed from Mr. LeBow to pay offering expenses. Please disclose in the certain related transactions section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in the “Certain Relationships and Related Transactions” section of the S-1 Amendment on Page 102 to disclose the repayment of the $1 million borrowed from LeBow Alpha LLP to pay for certain offering expenses, and certain additional clarifying details related to this transaction.

Critical Accounting Policies, Page 54

3.	We note your response to prior comments 3 and 7. Please provide us with the following information, and add clarifying disclosure in your filing:

(a)	We note that the timing of collections may take up to 12-14 months from when you record the revenue and accounts receivable. Tell us how you considered the implications of this long collection cycle and why all accounts receivables are classified as current.

As previously noted, the time lag of 12-14 months for 2012 revenues was due to the Company being short on staff necessary to obtain the various documents from our customers that were needed to substantiate our performing services for our customer’s patients. Throughout 2013, we made improvements to our collection procedures which included more frequent communication between us and our outside third-party billing contractor to determine documentation needed, improved procedures for follow-up with clients to provide the necessary documentation, and improved financial analysis on a more current basis to determine when follow up is necessary. In particular, during 2013 we discovered inefficiencies in our communication processes between our third-party billing contractor and the third-party payors which related to providing documentation for revenues from non-contracted insurance companies during 2012 and early 2013. Once discovered, we quickly corrected these inefficiencies and delivered a large quantity of requested documents to our third-party payors. As we have now provided all requested documentation, we believe we will be able to fully collect on these revenues. We have eliminated these communication inefficiencies and, therefore, do not expect this time lag going forward. We have added additional disclosure to our “Critical Accounting Policies and Estimates” section on Pages 55 and 56 of the S-1 Amendment based on the above relating to the prior communication inefficiencies.

Securities and Exchange Commission
April 9, 2014

Given the improvements we have implemented in our internal processes, our expectations are that the collections time lag will be less than 12 months and increasingly become more in-line with our peers in the diagnostic services industry and, therefore, we do not believe that any of our accounts receivable as of December 31, 2013 should be classified as long-term. In addition, some of the proceeds from this initial public offering will be used to bolster our collection procedures by improving our information system infrastructure and hiring additional staff to improve timely reporting and enable quicker follow-up.

(b)	We note your table of gross revenues, contractual allowances and amounts collected for non-contracted companies for each year. For each period presented, quantify and disclose the amount of change in estimates of prior period contractual allowances adjustment that you recorded during the current period. For example, for 2013, this amount would represent the amount of the difference between estimates of these adjustments for services provided in 2012 and the amount of the new estimate or settlement amount that was recorded during 2013.

As previously noted, all of the net revenue for the year ended December 31, 2011 has been collected as this was our first year of operations and we primarily recorded revenue on a cash basis since we had no history to yet base estimates upon. Therefore, during the year ended December 31, 2012 there were no adjustments made due to changes in estimates of prior period contractual allowances.

We began estimating the contractual allowances during the year ended December 31, 2012. We have performed a detailed analysis of each, individual test for all non-contracted services performed during 2012 still uncollected as of December 31, 2012 and have rolled their activity through December 31, 2013. During the year ended December 31, 2013, the net effect of the difference in estimates for services provided in 2012 including settlement and additional collections was a decrease of $57,437, or 6% of the non-contracted portion of our net revenues recorded for the year ended December 31, 2012 and 1% of our total net revenues for the year ended December 31, 2012. As noted above in the response to (a) due to the prior inefficiencies in our billing processes there was still uncollected accounts receivables from 2012 outstanding as of December 31, 2013 however as we have now provided all requested documentation, we believe we will be able to fully collect on these receivables. We have added additional disclosure to our “Critical Accounting Policies and Estimates” section on Pages 55 and 56 of the S-1 Amendment relating to the change in estimates discussed above and will include such disclosure in all appropriate future filings with the Commission.

Securities and Exchange Commission
April 9, 2014

(c)	Quantify and tell us the amount you have written off on remaining accounts after appeals were exhausted by adjusting net revenues. Discuss when the revenue was initially recorded.

As of December 31, 2013, the Company has only had a total of four tests go through the entire appeals process. Two of these tests resulted in no change in the estimated revenue recorded and collected. The remaining two tests resulted in additional revenues of $4,311 over our initial estimates being recorded and collected during the year ended December 31, 2013. The original revenue for these two tests was recorded during the year ended December 31, 2011.

(d)	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third-party payors as of the latest balance sheet date could have on financial position and results of operations.

Using our history as a guide and as described in our response to (b) above, we believe a reasonable quantification of the possible effect that a change in estimate of unsettled amounts from third-party payors as of December 31, 2013 should be based on the 6% actual difference realized for 2012 non-contracted net revenues. Therefore, based upon the outstanding accounts receivable from our non-contracted insurance companies at December 31, 2013 (approximately $536,000) and applying the same 6% value, we could expect a $34,000 positive or negative effect on our future revenue. We believe this amount of difference on our estimate is immaterial. We have added additional disclosure to our “Critical Accounting Policies and Estimates” section on Pages 55 and 56 of the S-1 Amendment based on the above and will include such disclosure in all appropriate future filings with the Commission.

Financial Statement, Page F-3

4.	Considering you will convert from a limited liability company into a corporation as well as converting debt to equity, the new equity incentive plan and restricted stock unit awards that you will enter into upon completion of this offering, tell us how you considered providing a pro forma financial information. Please clearly show how you arrive at the pro forma amount, including pro forma earnings per share amounts, with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. Refer to SAB Topics 1:B.2 and 4:B and Article 11 of Regulation S-X.

Securities and Exchange Commission
April 9, 2014

The Company acknowledges the Staff’s comment and has amended its disclosure in the S-1 Amendment accordingly.

Exhibits

5.	Please file exhibit 10.11 in its entirety, including any exhibits, schedules and/or attachments.

The Company acknowledges the Staff’s comment and will file Exhibit 10.11 (including Exhibits A and B to Exhibit 10.11) in its entirety with the S-1 Amendment.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg

Daniel I. Goldberg

cc: Samuel D. Riccitelli, President and CEO of Signal Genetics LLC